

September 14, 2010

Mr. Joseph Macnow
Chief Financial Officer
Vornado Realty Trust
888 Seventh Avenue
New York, NY 10019

> **Re:** **Vornado Realty Trust**
> **Form 10-K for the year ended December 31, 2009**
> **Filed February 23, 2010**
> **Definitive Proxy Statement**
> **Filed April 1, 2010**
> **File No. 001-11954**

Dear Mr. Macnow:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the period ended June 30, 2010

Note 8. Debt, page 16

1.	We note that you have three loans that are in default and you have made no payments since March 2010. As disclosed on page 56, we also note that you have accrued $6,558,000 in default interest and fees associated with the loans. Tell us the reasons for the defaults and any impact that they might have on current and future operations of your business. Please show us the disclosure that you will include within MD&A in future filings to address this issue.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric McPhee, Staff Accountant, at (202) 551-3693, or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Stacey Gorman, Attorney Advisor, at (202) 551-3585 or Duc Dang, Attorney Advisor, at (202) 551-3386 with any other questions.

Sincerely,

Daniel L. Gordon
Branch Chief